Exhibit 99.3

NOTICE OF COURT MEETING OF SHAREHOLDERS OF THOMSON REUTERS PLC

IN THE HIGH COURT OF JUSTICE

No. 15626 of 2009

CHANCERY DIVISION

COMPANIES COURT

IN THE MATTER OF THOMSON REUTERS PLC

and

IN THE MATTER OF THE COMPANIES ACTS 1985 AND 2006

NOTICE IS HEREBY GIVEN that, by an Order dated June 30, 2009 made in the above matters, the Court has directed a meeting to be convened of the holders of the Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the Scheme of Arrangement) proposed to be made between Thomson Reuters PLC and the holders of the Scheme Shares and that such meeting will be held at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom, at 8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time), on August 7, 2009, at which place and time all holders of the Scheme Shares are requested to attend.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 897 of the Companies Act 2006 are incorporated in the accompanying Management Information Circular.

Holders of Scheme Shares may vote in person at the meeting or they may appoint another person to attend the meeting on their behalf and vote their shares as their proxyholder (or, if any holder of Scheme Shares is a corporation, it may vote by way of one or more authorized representatives). A proxyholder need not be a shareholder of Thomson Reuters PLC, but must attend the Court Meeting in person to represent you. A Form of Proxy for use at the meeting is enclosed with this notice. Alternatively, if the Scheme Shares are held in uncertificated form (i.e. in CREST), voting may be effected using the CREST Proxy Voting Service so as to be received by Equiniti Limited (under CREST participant ID RA19) in accordance with the procedures set out in the CREST manual.

Completion and return of a Form of Proxy and voting through CREST will not preclude a holder of Scheme Shares from attending and voting in person at the meeting or any adjournment thereof.

In the case of joint holders of Scheme Shares, the vote of the senior joint holder who tenders a vote at the meeting, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of Thomson Reuters PLC in respect of the relevant joint holding.  Shareholders may appoint a corporate representative to vote on their behalf.

Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend in person. The enclosed Form of Proxy contains information on how to complete and send your voting instructions. Thomson Reuters PLC's transfer agent Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6DA United Kingdom, must receive your Form of Proxy (together with any power of attorney or other authority under which it is signed, or a notarially certified copy of such power or authority) by 8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time) on August 5, 2009 or, if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and public holidays) before any adjourned or postponed meeting. Alternatively, your proxy (and any accompanying documentation) can be handed to the scrutineers at the meeting.

You are entitled to vote at the meeting, and any adjournment or postponed meeting, if you are a holder of Thomson Reuters PLC ordinary shares as at 1:00 p.m. (Eastern Daylight Time) / 6:00 p.m. (British Summer Time) on August 5, 2009.

A holder of American Depositary Shares (ADSs) representing Scheme Shares should complete the white ADS voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her ADSs and return the card to the depository to fill in, as indicated on the white voting instruction card.

By the said order, the Court has appointed David Thomson, or failing him, W. Geoffrey Beattie or failing him, Niall FitzGerald to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated July 8, 2009

Allen & Overy LLP
One Bishops Square
London E1 6AD
United Kingdom

Solicitors for the Company

NOTES:

1.	Definitions used in the accompanying Management Information Circular apply in this Notice of Court Meeting and in the Form of Proxy.

2.
If you have any questions or need assistance voting your ordinary shares, please call Equiniti Limited between 3:30 a.m. and 12:30 p.m. (Eastern Standard Time) / 8:30 a.m. and 5:30 p.m (British Summer Time) Monday to Friday (except U.K. public holidays) on 0871 384 2938 (from within the U.K.) or +44 121 415 7579 (from outside the U.K.). Calls to this number are charged at 8p per minute from a British landline. Other telephony provider costs may vary.

3.	Additional information regarding how to vote (including through CREST) is set forth in the "Action to be Taken and Voting Information" section of the accompanying Management Information Circular.